UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE OF ACT OF 1934

For the three months ended December 31, 2002

Commission File No. 000-26698

DATAWAVE SYSTEMS INC.
101 West 5th Avenue
Vancouver, British Columbia
Canada V5Y 4A5

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F of Form 40-F.)

Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(1)  [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(7)  [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [ ] No  [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82 - ___

DATAWAVE

TSX Venture Exchange: DTV

OTCBB: DWVSF

QUARTERLY REPORT
FOR THE PERIOD ENDING:

DECEMBER 31st, 2002

QUARTERLY REPORT

FORM 51-901F

Schedules A

ISSUER DETAILS
NAME OF ISSUER	FOR QUARTER ENDED		DATE OF REPORT YY/MM//DD
DataWave Systems Inc.	December 31, 2002		03/02/10
ISSUER ADDRESS
101 West 5th Avenue
CITY / PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUE TELEPHONE NO.
Vancouver, BC	V5Y 4A5	604.874.1503	604.874.1302
CONTACT NAME	CONTACT POSITION		CONTACT TELEPHONE NO.
Marc Belsky	CFO		604.709.5102
CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
mbelsky@datawave.ca	www.datawave.ca

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM//DD
By: /s/ Josh Emanuel	Josh Emanuel	03/02/10
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM//DD
By: /s/ Marc Belsky	Marc Belsky	03/02/10

DATAWAVE SYSTEMS INC. Consolidated Interim Balance Sheets (Expressed in United States Dollars) (Unaudited Prepared by Management)

ASSETS	December 31 2002	March 31 2002

CURRENT ASSETS
Cash and cash equivalents	$1,243,176	$1,911,888
Accounts receivable	2,322,608	1,249,585
Inventories	670,189	303,749
Prepaid expenses and deposits	504,623	626,831
TOTAL CURRENT ASSETS	4,740,596	4,092,053
MACHINERY AND EQUIPMENT, NET	1,184,971	968,055
GOODWILL (Note 4)	1,721,200	1,721,200
OTHER INTANGIBLE ASSETS (Note 4)	444,002	518,000
TOTAL ASSETS	$8,090,769	$7,299,308

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Accounts payable and accrued liabilities	$4,432,956	$3,525,810
Deferred revenue	319,523	786,357
TOTAL CURRENT LIABILITIES	4,752,479	4,312,167

SHAREHOLDERS' EQUITY

Common shares (Note 5)
Authorized 100,000,000 common shares, no par value
Issued 43,889,334 shares issued and outstanding at December 31, 2002 and March 31, 2002	15,006,743	15,006,743
Contributed surplus	933,738	933,738
Accumulated deficit	(12,602,191)	(12,953,340)
TOTAL SHAREHOLDERS' EQUITY	3,338,290	2,987,141
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$8,090,769	$7,299,308

See accompanying notes to the consolidated interim financial statements.

DATAWAVE SYSTEMS INC. Consolidated Interim Statements of Operations and Accumulated Deficit (Expressed in United States Dollars) (Unaudited Prepared by Management)

	Three Months ended Dec. 31,		Nine Months ended Dec. 31,
	2002	2001	2002	2001
REVENUES
Sales	$3,142,796	$1,778,256	$8,738,489	$4,525,332
Net agency sales (Note 6)	1,655,474	1,495,079	5,491,152	5,252,389
	4,798,270	3,273,335	14,229,641	9,777,721

OPERATING COSTS AND EXPENSES
Cost of revenues	3,267,109	2,090,475	9,707,732	6,163,677
General and administrative	635,205	519,169	1,973,714	1,722,552
Selling and marketing	378,222	273,555	1,109,047	738,188
Research and development	284,373	249,656	842,505	700,840
Depreciation and amortization	116,673	97,176	234,392	341,027
Loss on foreign exchange	1,552	14,160	24,776	13,492
	4,683,134	3,244,191	13,892,166	9,679,776
OPERATING INCOME	115,136	29,144	337,475	97,945
INTEREST INCOME	4,828	9,943	13,674	43,295
NET INCOME FROM OPERATIONS, BEFORE TAXES	119,964	39,087	351,149	141,240
INCOME TAXES	-	16,420	-	16,420
NET INCOME	119,964	22,667	351,149	124,820
ACCUMULATED DEFICIT, BEGINNING OF PERIOD	(12,722,155)	(13,441,825)	(12,953,340)	(13,543,978)
ACCUMULATED DEFICIT, END OF PERIOD	$(12,602,191)	$(13,419,158)	$(12,602,191)	$(13,419,158)

BASIC AND DILUTED NET INCOME PER COMMON SHARE	$0.003	$0.001	$0.008	$0.003
Weighted average number of common shares - basic and diluted	43,889,334	43,879,334	43,889,334	43,879,334

See accompanying notes to the consolidated interim financial statements.

DATAWAVE SYSTEMS INC. Consolidated Interim Statements of Cash Flows (Expressed in United States Dollars) (Unaudited Prepared by Management)

	Three Months ended Dec. 31		Nine Months ended Dec. 31,
	2002	2001	2002	2001
OPERATING ACTIVITIES
Net income	$119,964	$22,667	$351,149	$124,820
Non-cash charges to operations:
Depreciation and amortization	116,673	97,176	234,392	341,027
Net change in non-cash working capital items:
Inventories	(219,375)	(30,619)	(366,440)	(123,240)
Accounts receivable	(846,787)	656,618	(1,073,023)	579,819
Prepaid expenses and deposits	112,917	19,579	122,208	(118,497)
Accounts payable and other accrued liabilities	820,230	(1,453,246)	907,146	(519,761)
Deferred revenue	(40,077)	109,617	(466,834)	(145,909)
Net cash provided by (used in) operating activities	63,545	(578,208)	(291,402)	138,259

INVESTING ACTIVITIES
Purchase of machinery and equipment	(224,060)	(165,809)	(377,310)	(213,304)
Acquisition cost net of cash received	-	-	-	(593,762)
Net cash used in investing activities	(224,060)	(165,809)	(377,310)	(807,066)

FINANCING ACTIVITIES
Issuance of common shares	-	-	-	-
Net cash used in financing activities	-	-	-	-

(DECREASE) IN CASH	(160,515)	(744,017)	(668,712)	(668,807)

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	1,403,691	2,537,243	1,911,888	2,462,033
CASH AND CASH EQUIVALENTS, END OF PERIOD	$1,243,176	$1,793,226	$1,243,176	$1,793,226
Interest paid	-	$3,344	-	$3,344
Interest income	$4,828	$9,943	$13,674	$43,295

See accompanying notes to the consolidated interim financial statements.

DATAWAVE SYSTEMS INC.
Notes to the Consolidated Interim Financial Statements
For the Nine Months ended December 31, 2002 and 2001
(Expressed in United States Dollars)
(Unaudited Prepared by Management)

1. DESCRIPTION OF BUSINESS

DataWave Systems Inc. designs, develops, produces, owns and manages a proprietary, intelligent, automated direct merchandising network (the "DataWave System"). The Company uses the DataWave System to distribute prepaid calling cards. The DataWave System is comprised of DataWave Telecard Merchandisers ("DTMs"), which are free-standing "smart" machines capable of dispensing multiple prepaid product offerings, and over-the-counter "swipe" units ("OTCs") for point-of-sale prepaid retailing all of which are connected to the Company's proprietary server software and databases through a wireless and/or land line wide area network. In addition the Company sells prepaid calling cards and point of sale activated prepaid cellular PINs on a wholesale basis to certain retail operators and other customers.

2. SIGNIFICANT ACCOUNTING POLICIES

The accompanying unaudited interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information. Certain information and footnote disclosures normally included in financial statements prepared in accordance with Canadian generally accepted accounting principles have been condensed or omitted and these financial statements should be read in conjunction with the Company's audited consolidated financial statements for the year ended March 31, 2002. In the opinion of management these financial statements include all adjustments necessary (which are of a normal and recurring nature) for the fair presentation of the results of the interim periods presented. These financial statements have been prepared using the same accounting policies and methods of application as the audited consolidated financial statements of the Company for the year ended March 31, 2002. The results of operations for any interim period are not necessarily indicative of the results of operations for any other interim period or for a full fiscal year.

(a) Principles of consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. Intercompany transactions and balances have been eliminated.

(b) Accounting estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Estimates are used for, but not limited to, accounting for doubtful accounts, assessing the recoverability of long-lived assets, amortization, accruals for cost of time in excess of amounts billed by service providers, income and capital taxes and contingencies. Actual results could differ from those estimates.

DATAWAVE SYSTEMS INC.
Notes to the Consolidated Interim Financial Statements
For the Nine Months ended December 31, 2002 and 2001
(Expressed in United States Dollars)
(Unaudited Prepared by Management)

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(c) Revenue and cost recognition

The Company's revenues are primarily generated from the resale of prepaid long distance and cellular telephone time, principally from the sale of prepaid calling cards and point of sale activated PINs. Sales of prepaid calling cards and point of sale activated PINs under third party brands where the Company is not the primary obligor of the related phone service, does not incur significant inventory risk and has no significant continuing obligation with respect to operation of the card subsequent to sale are recognized at the date of sale on a net basis. The resulting net agency revenue earned is calculated as the difference between the gross proceeds received and the cost of the related phone time. Sales of Company or custom branded cards where the Company incurs inventory risk but does not provide the related telephone time are recognized on the date of sale when title to the card transfers, collectability of proceeds is reasonably assured, the full obligation to the phone service provider is fixed and determinable, and the Company has no significant continuing obligations. Revenues from certain prepaid phone cards where the obligation to the phone service provider is not fixed or determinable at the date of sale is deferred and recognized as the card is used or expires.

(d) Cash and cash equivalents

Cash and cash equivalents include cash deposited in the Company's vending equipment, cash on hand and highly liquid money market instruments with original terms to maturity of less than 90 days.

(e) Inventories

Inventories include prepaid preactivated calling cards, PINs, and related cards and promotional supplies, which are valued at the lower of average cost and net realizable value. Component parts and supplies used in the assembly of machines and related work-in-progress are included in machinery and equipment.

(f) Research and development costs

Research costs are charged as an expense in the period in which they are incurred.

Development costs are deferred to the extent that their recovery can be reasonably regarded as assured. Revenue from testing of pre-production prototypes has been applied to reduce deferred development costs. Amortization of deferred development costs commences with commercial production of the related computerized vending machines and is charged as an expense using the straight line method over three years. During each of the nine month periods ended December 31, 2002 and 2001 no development costs met the criteria for deferral.

DATAWAVE SYSTEMS INC.
Notes to the Consolidated Interim Financial Statements
For the Nine Months ended December 31, 2002 and 2001
(Expressed in United States Dollars)
(Unaudited Prepared by Management)

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(g) Machinery and equipment

Machinery and equipment are recorded at cost less accumulated depreciation. Depreciation is calculated over the estimated useful lives of machinery and equipment as follows:

Computer equipment and software	30% declining balance
Office equipment	20% declining balance
Other machinery and equipment	30% declining balance
Vending, DTM and OTC equipment	3 years straight-line
Leasehold improvements	4 years straight-line

Parts, supplies and components are depreciated when they are put in use.

The Company periodically reviews long-lived assets, including machinery and equipment, to assess recoverability and records impairment losses when indicators of impairment are present and undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount.

(h) Goodwill and other intangible assets

Goodwill and intangible assets with indefinite lives are recorded at cost and are not amortized. Instead, these amounts are subject to a fair value-based annual impairment assessment. Separable intangible assets that are not deemed to have an indefinite life are amortized over their useful lives.

(i) Foreign currency translation

The Company's functional currency is the U.S. dollar since it is the currency of the primary economic environment in which the company operates. Monetary assets and liabilities denominated in foreign currencies are translated at the exchange rate in effect at the balance sheet date and non-monetary assets and liabilities at the exchange rate in effect at the time of acquisition or issue. Depreciation and amortization is translated at the same rate as the assets to which it relates. Revenues and expenses are translated at the average exchange rate in effect during the period. Foreign exchange gains and losses are included in the statement of operations in the period in which they occur. The assets, liabilities and results of operations of the Company's subsidiaries which operate in environments which use other than the U.S. dollar are translated into U.S. dollars using the temporal method on the basis that they are integrated with the operations of the Company.

DATAWAVE SYSTEMS INC.
Notes to the Consolidated Interim Financial Statements
For the Nine Months ended December 31, 2002 and 2001
(Expressed in United States Dollars)
(Unaudited Prepared by Management)

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(j) Fair value of financial instruments

The Company estimates that the carrying values of its cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate fair value at December 31, 2002 and March 31, 2002.

(k) Future Income taxes

The Company follows the liability method of accounting for income taxes. Under this method, future income tax liabilities and future income tax assets are recorded based on temporary differences between the carrying amount of balance sheet items and their corresponding tax basis. In addition, the future benefits of income tax assets including unused tax losses are recognized, subject to a valuation allowance, to the extent that it is more likely than not that such losses will be ultimately utilized. Future income tax assets and liabilities are measured using enacted tax rates and laws that are expected to apply when the tax liabilities or assets are to be either settled or realized.

(l) Stock-based compensation plans

The Company has stock-based compensation plans which are fully described in Note 5. Effective April 1, 2002 the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants with respect to stock-based compensation and other stock-based payments. The new recommendations require that stock-based payments to non-employees be accounted for using a fair value based method of accounting. The recommendations encourage, but do not require, the use of a fair value based method to account for stock-based compensation to employees. The Company has elected to continue recording stock-based compensation to employees using an intrinsic value based method and will disclose pro forma information on the fair value of options issued during the period in the notes to the financial statements.

(m) Earnings per share

The Company uses the treasury stock method for the calculation of diluted earnings per share.

(n) Comparative Figures

Certain of the comparative figures have been reclassified to conform with the current period's presentation.

DATAWAVE SYSTEMS INC.
Notes to the Consolidated Interim Financial Statements
For the Nine Months ended December 31, 2002 and 2001
(Expressed in United States Dollars)
(Unaudited Prepared by Management)

3. BUSINESS ACQUISITION

On July 13, 2001, the Company acquired for cash 100% of the issued and outstanding shares of AT&T PrePaid Card Company, a prepaid card business manufacturing and distributing prepaid long distance telephone cards. The acquisition has been accounted for using the purchase method and, accordingly, the consolidated financial statements include the operating results from the acquisition date. The purchase price allocation was finalized as at March 31, 2002. The purchase price was allocated to the assets and liabilities, based on their estimated fair value as of the acquisition date as follows:

Identifiable assets required
Current assets	$1,690,884
Capital assets	55,831
Other intangibles	592,000
Goodwill	1,721,200
Total assets	4,059,915
Liabilities assumed:
Accounts payable and accrued liabilities	1,916,182
Deferred revenue	863,226
Total liabilities	2,779,408
Total purchase price	1,280,507
Less cash acquired	686,745
Net cost of acquisition	$593,762

4. GOODWILL AND OTHER INTANGIBLE ASSETS

All intangible assets acquired through a business combination which are capable of being separately sold, transferred, licensed, rented or exchanged are recognized as an asset apart from goodwill. Goodwill and intangibles with indefinite lives are not subject to amortization, but are subject to at least an annual assessment for impairment by applying a fair value based test.

Intangible assets comprise goodwill and customer lists acquired in the purchase of AT&T's Canadian prepaid card operations. The Company has performed an impairment test of its goodwill and determined that no impairment of the recorded goodwill existed. Therefore, no impairment loss was recorded during the nine months ended December 31, 2002. The customer list is amortized over 6 years, management's best estimate of its useful life, following the pattern in which the expected benefits will be consumed or otherwise used up. Although the Company may add customer names and other information to the list in the future, the expected benefits of the acquired customer list apply only to the customers on that list at the date of acquisition. The customer list is also reviewed for impairment by assessing whether the projected cash flows are sufficient to recover the unamortized costs of these assets on an annual basis. Details of the cost and net book value of goodwill and other intangible assets are as follows:

DATAWAVE SYSTEMS INC.
Notes to the Consolidated Interim Financial Statements
For the Nine Months ended December 31, 2002 and 2001
(Expressed in United States Dollars)
(Unaudited Prepared by Management)

4. GOODWILL AND OTHER INTANGIBLE ASSETS (Continued)

	December 31, 2002			March 31, 2001
	Cost	Accumulated Amortization	Net Book Value	Net Book Value

Goodwill	$1,721,200	$ -	$1,721,200	$1,721,200
Customer lists	592,000	147,998	444,002	518,000
	$2,313,200	$147,998	$2,165,202	$2,239,200

5. COMMON SHARES

(a) Authorized

100,000,000 common shares, no par value

(b) Issued

	Number of Common Shares	Amount

Balance at March 31, 2001	43,879,334	$15,005,483
Issues:
On exercise of stock options	10,000	1,260
Balance at March 31, 2002	43,889,334	15,006,743
Issues:
None	-	-
Balance at December 31, 2002	43,889,334	$15,006,743

DATAWAVE SYSTEMS INC.
Notes to the Consolidated Interim Financial Statements
For the Nine Months ended December 31, 2002 and 2001
(Expressed in United States Dollars)
(Unaudited Prepared by Management)

5. COMMON SHARES (Continued)

(c) Share purchase options

Stock Option Plan

Under the terms of the Stock Option Plan (the "Plan"), the Board of Directors may grant stock options to employees, officers, directors and independent consultants of the Company and its subsidiaries for their contributions to the Company. This includes options granted prior to the implementation of the Plan which were deemed to be re-granted under the Plan. Options granted under the Plan are not transferable by an optionee, and each option is exercisable only by such optionee. The expiry date will be fixed by the Board of Directors but will be not later than the tenth anniversary of the award date and the exercise price of each option will be not less than 100% of the fair market value on the date of grant, and generally will be determined by reference to the market price for the shares of the Company for the ten trading days immediately preceding the day on which the TSX Venture Exchange receives the required notice that the Board granted the option. In no cases will an optionee be granted an option where the number of shares that may be purchased pursuant to the option exceed, when added to the number of shares available for purchase pursuant to options previously granted to the optionee which remain exercisable, 5% of the Company's issued and outstanding share capital as of the award date of the option being granted. Approximately 5,267,000 common shares have been authorized by the shareholders for issuance under the Plan and at December 31, 2002 approximately 136,500 were available for issuance.

During the nine months ended December 31, 2002, 375,000 options were granted at an exercise price of Cdn.$0.20 per share. Had the Company accounted for these options using the fair value based method of accounting an additional $3,300 of compensation expense would have been recognized for the three and nine months ended December 31, 2002. The fair value of this additional compensation expense was determined using the Black-Scholes option pricing model assuming a risk free interest rate of 1.5%, an expected volatility of 157% and an expected life of the option of five years.

The changes in stock options were as follows:

	Nine Months ended Dec 31, 2002	Weighted Average Exercise Price	Year Ended March 31, 2002	Weighted Average Exercise Price
Balance outstanding, beginning of period	4,929,059	Cdn$0.32	4,262,407	Cdn$0.40
Activity during the period
Options granted	375,000	0.20	1,433,500	0.28
Options exercised	-	-	(10,000)	0.20
Options cancelled	(173,573)	0.39	(756,848)	0.63
Balance outstanding, end of period	5,130,486	Cdn$0.32	4,929,059	Cdn$0.32

DATAWAVE SYSTEMS INC.
Notes to the Consolidated Interim Financial Statements
For the Nine Months ended December 31, 2002 and 2001
(Expressed in United States Dollars)
(Unaudited Prepared by Management)

5. COMMON SHARES (Continued)

(c) Share purchase options (continued)

As at December 31, 2002, the following stock options were outstanding:

Number of Shares	Number of shares based on vested and exercisable options	Exercise Price		Expiry Dates

2,090,333	2,090,333	CDN	$0.20	April 4, 2004
375,000	0	CDN	$0.20	July 31, 2007
14,000	14,000	CDN	$0.22	April 4, 2004
184,500	184,500	CDN	$0.23	April 4, 2004
150,000	150,000	CDN	$0.25	July 31, 2005
293,000	146,500	CDN	$0.27	April 4, 2004
200,000	100,000	CDN	$0.28	April 4, 2004
201,667	81,669	CDN	$0.28	July 18, 2005
352,500	250,000	CDN	$0.29	July 31, 2007
295,000	280,001	CDN	$0.30	April 4, 2004
436,736	436,736	CDN	$0.57	April 4, 2004
200,000	200,000	CDN	$0.76	April 4, 2004
337,750	225,180	CDN	$0.83	April 4, 2004
5,130,486	4,158,919

The weighted average exercise price of the 5,130,486 outstanding stock options and the 4,158,919 vested and exercisable stock options is Cdn.$0.32.

6. NET AGENCY SALES

The Company records sales of certain third party branded cards and phone time on a net basis calculated as the difference between the gross proceeds received and the cost of phone service time payable to the telecommunication service provider. Details of these gross proceeds and costs are as follows:

	Three Months ended Dec. 31		Nine Months ended Dec. 31
	2002	2001	2002	2001
Gross proceeds received on agency sales	$3,377,067	$1,896,814	$8,432,088	$7,059,062
Less cost of time	(1,721,593)	(401,735)	(2,940,936)	(1,806,673)
Net agency sales	$1,655,474	$1,495,079	$5,491,152	$5,252,389

DATAWAVE SYSTEMS INC.
Notes to the Consolidated Interim Financial Statements
For the Nine Months ended December 31, 2002 and 2001
(Expressed in United States Dollars)
(Unaudited Prepared by Management)

7. SEGMENTED GEOGRAPHIC INFORMATION

(a) Segmented information

The Company manufactures and operates prepaid calling card merchandising machines and re-sells long distance and cellular telephone time through prepaid and other calling cards distributed through its machines, at retail locations and on a wholesale basis to third parties. The Company considers its business to consist of one reportable operating segment, therefore these consolidated financial statements have not been segmented.

(b) Geographic information

The Company earned revenue from sales to external customers in the following geographic locations:

	Three Months ended December 31		Nine Months ended December 31
	2002	2001	2002	2001

United States	$1,890,940	$1,753,543	$5,916,793	$6,175,578
Canada	2,907,330	1,519,792	8,312,848	3,602,143

Long-lived assets are located as follows:

	December 31 2002	March 31 2002

United States	$149,701	$58,572
Canada	2,756,470	2,630,683

Long-lived assets consist of machinery and equipment, and goodwill.

8. RELATED PARTY TRANSACTIONS

(a) For the three and nine months ended December 31, 2002 the Company paid $23,000 and $63,000, respectively, for legal fees to a law firm in which a director of the Company is a partner.

(b) An officer made a $400,000 secured interest-bearing loan to a supplier in September 2002.

QUARTERLY REPORT

FORM 51-901F

Schedules B & C

ISSUER DETAILS
NAME OF ISSUER	FOR QUARTER ENDED		DATE OF REPORT YY/MM//DD
DataWave Systems Inc.	December 31, 2002		03/02/10
ISSUER ADDRESS
101 West 5th Avenue
CITY / PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUE TELEPHONE NO.
Vancouver, BC	V5Y 4A5	604.874.1503	604.874.1302
CONTACT NAME	CONTACT POSITION		CONTACT TELEPHONE NO.
Marc Belsky	CFO		604.709.5102
CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
mbelsky@datawave.ca	www.datawave.ca

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM//DD
By: /s/ Josh Emanuel	Josh Emanuel	03/02/10
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM//DD
By: /s/ Marc Belsky	Marc Belsky	03/02/10

SCHEDULE B: SUPPLEMENTARY INFORMATION

1(a). SCHEDULE OF CONSOLIDATED COST OF REVENUES

For The Nine Months Ended December 31, 2002
(Expressed in United States Dollars)
(Unaudited - Prepared by Management)

December 31 2002

Cost of time	$6,000,503
Cost of accessories, parts, and supplies	473,822
Production costs	189,466
Service & related costs	585,439
Commissions, discounts, and site rentals	2,390,112
Freight costs	68,390
$9,707,732

1(b). SCHEDULE OF CONSOLIDATED GENERAL AND ADMINISTRATIVE EXPENSES

For The Nine Months Ended December 31, 2002
(Expressed in United States Dollars)
(Unaudited - Prepared by Management)

December 31 2002

Accounting & audit	$65,288
Automotive	10,686
Bad Debt Expense	3,496
Bank charges	155,166
Consulting fees	25,935
Courier & postage	33,598
Director fees	81,000
Dues & subscriptions	12,585
Insurance	66,195
Investor relations, filing fees	24,475
Lease on office equipment	19,195
Legal	105,686
Office & miscellaneous	29,195
Property taxes	12,706
Rent	129,524
Repairs & maintenance	17,987
Salaries & wages	1,047,781
Stationery & printing	10,819
Telephone	75,110
Travel & entertainment	37,540
Utilities	9,747
$1,973,714

1(c). SCHEDULE OF CONSOLIDATED SELLING AND MARKETING EXPENSES

For The Nine Months Ended December 31, 2002
(Expressed in United States Dollars)
(Unaudited - Prepared by Management)

December 31 2002

Automotive	$9,815
Commissions	1,559
Consulting	68,228
CRTC Levy	27,049
Office & miscellaneous	16,706
Printing, brochures & displays	56,626
Rent	36,338
Salaries & benefits	791,708
Telephone	20,696
Travel, meals & entertainment	80,322
$1,109,047

2. RELATED PARTY TRANSACTIONS:

For the three and nine months ended December 31, 2002 the Company paid $23,000 and $63,000, respectively, for legal fees to a law firm in which a director of the Company is a partner.

An officer made a $400,000 secured interest-bearing loan to a supplier in September 2002.

3(a). SECURITY ISSUES:

	Number	Amount
Balance -- March 31, 2002	43,889,334	$15,006,743
Issues:
None	nil	nil
Balance - December 31, 2002	43,889,334	$15,006,743

In December 2002, Integrated Data Corp. ("IDC"), a Delaware corporation (OTCBB: ITDD) announced its purchase of 17,949,000 freely tradable shares of DataWave Systems, Inc. from six selling shareholders consisting of various individuals and companies, who acquired the shares in a distribution that same day from Cash Card Communications Corp., Ltd, a privately held Bermuda company. In January 2003, Integrated Data Corp. announced an additional private purchase of 4,027,381 freely tradable shares of DataWave Systems, Inc, bringing IDC's total interest in DataWave to 50.072%.

3(b). OPTIONS GRANTED DURING THE QUARTER:

Date Granted	Number	Name of Optionee	Price	Expiry Date
October 2, 2002	200,000	Marc Belsky	Cdn$0.20	July 31, 2007
October 2, 2002	100,000	David Knox	Cdn$0.20	July 31, 2007
October 2, 2002	75,000	Employee	Cdn$0.20	July 31, 2007
Total	375,000

4(a). SHARE CAPITAL:

Authorized: -- 100,000,000 common shares without par value.

4(b). SHARE CAPITAL:

Issued: -- 43,889,334

4(c). OPTIONS AND WARRANTS OUTSTANDING AT THE END OF THE QUARTER:

Number of Shares	Number of shares based on vested and exercisable options	Exercise Price		Expiry Dates
2,090,333	2,090,333	CDN	$0.20	April 4, 2004
375,000	0	CDN	$0.20	July 31, 2007
14,000	14,000	CDN	$0.22	April 4, 2004
184,500	184,500	CDN	$0.23	April 4, 2004
150,000	150,000	CDN	$0.25	July 31, 2005
293,000	146,500	CDN	$0.27	April 4, 2004
200,000	100,000	CDN	$0.28	April 4, 2004
201,667	81,669	CDN	$0.28	July 18, 2005
352,500	250,000	CDN	$0.29	July 31, 2007
295,000	280,001	CDN	$0.30	April 4, 2004
436,736	436,736	CDN	$0.57	April 4, 2004
200,000	200,000	CDN	$0.76	April 4, 2004
337,750	225,180	CDN	$0.83	April 4, 2004
5,130,486	4,158,919

The weighted average exercise price of the 5,130,486 outstanding stock options and the 4,158,919 vested and exercisable stock options is Cdn.$0.32. During the nine months ended December 31, 2002 375,000 options were granted at an exercise price of Cdn. $0.20 per share and 173,573 options at prices ranging from Cdn.$0.22 to Cdn.$0.83 were cancelled.

4(d). SHARES IN ESCROW AND/OR SUBJECT TO POOLING:

Not applicable.

5(a). DIRECTORS:

Marc Belsky
Larry Bouts
Josh Emanuel
Bernard Pinsky
Tom Sikorski

Alan Trope

5(b). OFFICERS:

Marc Belsky
Ron Bozek
Josh Emanuel
John Gunn
David Knox
David Linton

Bill Turner

SCHEDULE C: MANAGEMENT DISCUSSION

(Note - all figures in the Management Discussion are in United States Dollars unless otherwise indicated)

REVENUES

Revenues were $14,229,641 for the nine months ended December 31, 2002 compared with $9,777,721 for the nine months ended December 31, 2001. DataWave considerably expanded its involvement in the Canadian prepaid long distance telephone market in July 2001 by acquiring AT&T's Canadian Prepaid Card Company. This business, which generates all its revenues from the sale of prepaid long distance cards and prepaid wireless phone PINs to retailers, provided $8,312,848 of revenues for the nine months ended December 31, 2002. Revenues for the period July 13, 2001 to December 31, 2001 were $3,602,143. As of December 31, 2002, there were 356 terminals selling on average 12 point of sale prepaid cellular PINs per day. The Company experienced net agency revenue (gross proceeds less cost of time) growth of 14%, to $4.6 million, in the United States from the sale of prepaid calling cards through its network of intelligent vending machines ("DTM's"). This increase is primarily due to negotiating a lower cost of time. The average monthly sales per DTM was flat. Net agency revenue from phone card recharge activity grew 32% in the nine months ended December 31, 2002 to $591,000 as compared to 2001. Point of sale net agency revenue in the United States increased 3% to $134,000 and promotional sales increased $118,000 to $449,000 in the nine months ended December 31, 2002 as compared to 2001. Parts, equipment and other miscellaneous sales declined.

COST OF REVENUES

Cost of revenues were $9,707,732 or 68.2% of revenues, for the nine months ended December 31, 2002, compared to $6,163,677 or 63.0% of revenues, during the nine months ended December 31, 2001. The Company's cost of revenues consists primarily of payments to carriers who provide long distance and cellular telephone time, commissions to landlords and site agents for DataWave Merchandisers (DTM's) and Over-the-Counter (OTC) device placements and includes various service related and supply costs to maintain the DataWave System. The increase in cost of revenues as a percent of revenues was primarily due to introduction of sales of point of sale activated prepaid cellular PINs in Canada that have a significantly lower margin than traditional prepaid long distance phone cards, and higher commission costs as a percent of revenue in the U.S.

The overall cost of revenue was 78.3% in Canada, with cost of time being 70.2%. The overall cost of revenue was 54.1% in the U.S. The U.S. business has a significant commission component of cost of revenues. Commissions and site rentals increased in the U.S. to 35.9% from 30.1% of revenue for the current fiscal year. This is a result of redeploying DTM's into higher volume locations. Supply costs, production and service related costs were lower as a percent of sales.

GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses were $1,973,714 or 13.9% of revenues during the nine months ended December 31, 2002, compared to $1,722,552 or 17.6% of revenues during the same period last year. The decrease as a percent of revenues was primarily due to the higher revenue base to absorb these expenses.

SELLING AND MARKETING EXPENSES

Selling and marketing expenses were $1,109,047 or 7.8% of revenues during the nine months ended December 31, 2002, as compared to $738,188 or 7.5% of revenues during the nine months ended December 31, 2001. The increase as a percent of revenues was primarily due to having a Canadian sales team for the full nine months ended December 31, 2002 as compared to a shorter period in the prior year due to the aforementioned acquisition in July 2001.

RESEARCH AND DEVELOPMENT EXPENSES

Research and development expenses were $842,505 (5.9% of revenues) during the nine months ended December 31, 2002, compared to $700,840 (7.2% of revenues) during the nine months ended December 31, 2001. The decrease as a percent of revenues was primarily due to the higher revenue base to absorb these expenses.

As the DataWave calling card solutions reach maturity in their life cycle, these systems and utilities are being reengineered to consolidate platforms, standardize database messaging and structures, and afford maximum network availability. Increased resources have been focused on programs to develop new networks, platforms and relationships for supporting stored value card based transaction programs and point of sale activated card programs.

The Company expenses research costs. Development costs are expensed unless they meet strict criteria under Canadian GAAP for capitalization. During the nine months ended December 31, 2002 no development costs have been capitalized.

DEPRECIATION AND AMORTIZATION

Depreciation and amortization expenses decreased to $234,392 or 1.6% of revenues during nine months ended December 31, 2002, from $341,027 or 3.5% of revenues for the nine months ended December 31, 2001.

Depreciation of machinery and equipment was $160,394 during the nine months ended December 31, 2002 compared to $291,693 for the same period last year.

Amortization of intangible assets was $73,998 for the nine months ended December 31, 2002. Intangible assets comprise goodwill and customer lists acquired in the purchase of AT&T's Canadian prepaid card operations. The customer list is being amortized on a straight-line basis over six years. The Company will periodically evaluate the recoverability of the carrying value of the intangible assets (goodwill and customer list) by assessing whether the projected cash flows are sufficient to recover the unamortized costs of these assets. The net book value of intangible assets was $2,165,202 at December 31, 2002.

INCOME TAXES

Income taxes for the nine months ended December 31, 2002 is nil, since any income tax applicable to net income is offset by a benefit from the use of tax loss carryforwards that have not been previously recognized.

LIQUIDITY AND CAPITAL RESOURCES

Cash and cash equivalents at December 31, 2002 were $1,243,176 compared with $1,911,888 at March 31, 2002 and $1,793,226 at December 31, 2001.

LIQUIDITY AND CAPITAL RESOURCES (continued)

The Company's working capital (current assets less current liabilities) deficit has improved. The working capital deficit at December 31, 2002 was $11,883 compared to a $220,114 deficit at March 31, 2002 and a $465,000 deficit at December 31, 2001.

DataWave's operating activities used cash of $291,402 during the nine months ended December 31, 2002 compared with providing $138,259 during the nine months ended December 31, 2001. Net cash used for other investing activities was $377,310 and $213,304 for the nine months ended December 31, 2002 and 2001, respectively. Cash used for other investing activities was attributable to capital expenditures for terminals used to dispense point of sale activated prepaid cellular PINs, and machinery and equipment. The acquisition in July 2001 of AT&T PrePaid Card Company cost $593,762 net of cash received. The Company borrowed $800,000 in June 2001 and repaid this amount in September 2001.

The Company financed its operations, including development, from cash flow generated from its operating activities during the nine months ended December 31, 2002, and in the fiscal year ended March 31, 2002. During the nine months ended December 31, 2002, the Company used cash to pay trade payables, finance the expansion of its wholesale Canadian prepaid long distance phone operations into small independent retail stores; and finance the entrance into wholesale point of sale prepaid cellular in the Canadian market. The Company intends to continue paying its expenses from working capital and general revenue. While there is no certainty that the general revenue will be sufficient to cover all of the anticipated expenses, the Company believes that it currently has sufficient cash resources and working capital to meet its ongoing obligations as they become due.

The Company expects to continue using cash flow generated from its operations to further finance the expansion of its wholesale point of sale prepaid cellular business in the Canadian market and possibly the U.S. market. Typical cash flow terms are net 30 days for the purchase of inventory from suppliers and net 10 days for collections from customers. As this business expands, the Company will need to purchase inventory and terminals. A risk to the Company's liquidity is that customers do not pay on-time creating a temporary negative cash flow situation. Furthermore, significant expansion of the wholesale point of sale prepaid cellular business in Canada is in part dependant upon expansion of credit limits from vendors to finance the purchase of PINs for inventory. Another risk to liquidity is the seasonality of revenues. Sales in the 3rd and 4th fiscal quarters in the U.S. are seasonally lower than the 1st and 2nd quarter. A continued decline in the travel-related industry, which the Company's U.S. revenues are dependent upon, and general softness in the U.S. and Canadian economies could continue to pressure the Company's cash levels.

Additionally, the Company's working capital and capital requirements will depend upon numerous factors, including the level of resources that the Company devotes to the continued development of the DataWave System and the development of new products and new technology, and the overall structure of potential future strategic alliances and acquisitions of products or other businesses. The Company may require additional capital in the future to fund future product initiatives, strategic alliances and acquisitions of products or other businesses. Accordingly, the Company may seek funding from one or more of a combination of sources, including equity and debt financing. No assurances can be given that additional funding will be available or, if available, at terms acceptable to the Company. If adequate capital is not available, the Company's business can be materially and adversely affected.

RISK AND UNCERTAINTIES

Refer to the Risk Factors section of the Company's Form 20-F for the fiscal year ended March 31, 2002 filed in Canada and the United States.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DATAWAVE SYSTEMS, INC.

Date: February 10, 2003

By: /s/ Marc Belsky
Marc Belsky
Chief Financial Officer